Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

				Nine Months Ended September 30,
	2012	2013	2014	2015
Net loss attributable to common stockholders(1)	$(9,636,393)	$(18,288,455)	$(36,104,925)	$(65,933,323)
Fixed charges:
Interest expense	—	—	—	—

Total fixed charges	—	—	—	—
Net loss attributable to common stockholders plus fixed charges	$(9,636,393)	$(18,288,455)	$(36,104,925)	$(65,933,323)

Ratio of earnings to fixed charges(2)	N/A	N/A	N/A	N/A

(1)	The deficiency of earnings available to cover combined fixed charges and preferred dividends includes non-cash deemed dividends to preferred stockholders and accretion of redemption value of redeemable convertible preferred stock of $4,000, $7,000 and $2.3 million for the years ended December 31, 2012, 2013 and 2014, respectively.
(2)	Due to the Company’s loss for the years ended December 31, 2012, 2013 and 2014 and for the nine months ended September 30, 2015, earnings were insufficient to cover combined fixed charges and preferred dividends by $9,636,393, $18,288,455, $36,104,925 and $65,933,323, respectively.